March 13, 2014

VIA EDGAR

United States Securities and Exchange Commission

Re:	Taseko Mines Limited (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2013 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2013.

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical reports (the "Technical Reports"):

  “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009

  “Technical Report on the 357 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated June 24, 2011 and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

/s/ S. Jones
Scott Jones, P.Eng., Vice President, Engineering